Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333121584 and No. 333-145074) on Form S-8 of Sanofi of our report dated June 29, 2026, with respect to the statements of net assets available for benefits of the Sanofi Puerto Rico Group Savings Plan as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of December 31, 2025 and for the year then ended, which report appears in the December 31, 2025 annual report on Form 11-K of the Sanofi Puerto Rico Group Savings Plan.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants
West Chester, Pennsylvania
June 29, 2026